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                                                    Filed by Arch Wireless, Inc.
                                                            Pursuant to Rule 425
                                            Subject Company: Arch Wireless, Inc.
                                     Registration Statement File No.:  333-93321



                                                                   NEWS RELEASE

FOR IMMEDIATE RELEASE                                       CONTACT:  Bob Lougee
---------------------                                       -------
Friday, Oct. 6, 2000                                                508-870-6771


                  ARCH SHAREHOLDERS APPROVE MERGER WITH PAGENET
                  ---------------------------------------------

 COURT DENIES MOTION TO TERMINATE EXCLUSIVITY AND REQUEST TO FILE COMPETING PLAN

Westborough, MA (October 6, 2000) - Arch Wireless, Inc. (Nasdaq: ARCH) today announced that shareholders approved the company's pending merger with Paging Network, Inc. at a special meeting of shareholders. The vote of Arch shareholders was one of the remaining approvals necessary to complete the transaction.

The transaction still requires the approval of PageNet stakeholders. PageNet is currently soliciting stakeholder votes for its plan of reorganization, filed in its Chapter 11 proceeding, which implements the Arch merger. A hearing on the confirmation of the PageNet plan is scheduled for October 26, 2000. If confirmed, Arch and PageNet expect to consummate the plan of reorganization and merger shortly thereafter.

In addition, the U.S. Bankruptcy Court for the District of Delaware yesterday denied a motion by Metrocall, Inc. to terminate exclusivity in connection with PageNet's plan of reorganization. The court also denied Metrocall's request to file a competing plan. At the hearing, representatives of PageNet's banks and noteholders again expressed their support for PageNet's plan of reorganization and the Arch merger.

Arch and PageNet announced their merger agreement last November. The merger, which will include an exchange of Arch common stock for PageNet's senior subordinated notes as well as a spin-off to PageNet's noteholders of 80.5% of the stock of PageNet's wireless solutions subsidiary, Vast Solutions, remains subject to approval by PageNet's secured and unsecured creditors and the bankruptcy court.



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PageNet is a leading provider of wireless messaging and information services in all 50 states, the District of Columbia, the U.S. Virgin Islands, Puerto Rico and Canada. The company offers a full range of messaging services, including two-way wireless e-mail. PageNet's wholly-owned subsidiary, Vast Solutions, develops integrated wireless solutions to increase productivity and improve performance for major corporations. Additional information about PageNet and Vast is available on the Internet at www.pagenet.com and www.vast.com.

Arch Wireless, Inc., Westborough, MA, is a leading U.S. Internet messaging and wireless information company providing local, regional and nationwide wireless communications services to customers in all 50 states, the District of Columbia and in the Caribbean. Arch operates through sales offices and company-owned stores across the country. Additional information about Arch is available on the Internet at www.arch.com.

Arch Wireless, Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 in connection with the debt exchange being undertaken in connection with the merger (File No. 333-93321) and has filed definitive proxy materials containing information about the merger. Investors and security holders are urged to read the registration statement and the definitive proxy materials carefully. The registration statement and the proxy materials contain important information about Arch Wireless, Inc., Paging Network, Inc., the merger and related matters. Investors and security holders are able to obtain free copies of these documents through the web site maintained by the Securities and Exchange Commission at http//www.sec.gov.

In addition to the registration statement and the proxy materials, Arch Wireless, Inc. and Paging Network, Inc. file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by them at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, NY and Chicago, IL. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. These filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. You may also obtain for free each of these documents, when available, from Arch Wireless, Inc. at (508) 870-6700 or write to: Investor Relations Department, Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, MA 01581.


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